Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

RECEIVED

2004 NOV 16 A 10: 55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Exemption pursuant to Rule 12g3-2(b)** **82-4567**

**Submission of:** **Other information**

04046478

Lima, November 11th, 2004

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of September 30st, 2004, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

## DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y subsidiarias, durante el período terminado el 30 de septiembre del 2004. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

| | |
|---|---|
| Hugo Sommerkamp Molinari<br>Gerente Central de Gestión<br>e Informática | Víctor Astete Palma<br>Gerente de División Contraloria |

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

## FERREYROS S.A.A.Y SUBSIDIARIAS

## INFORME DE GERENCIA POR EL TERCER TRIMESTRE DEL AÑO 2004

(Lima, Perú, 10 de noviembre del 2004).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del tercer trimestre del 2004. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 30-09-04 ascendieron a S/. 714.6 millones, en comparación con S/. 615.6 millones del mismo periodo del año anterior, un incremento de 16.1%.

El resultado neto al 30-09-04 arrojó una utilidad neta de S/.23.2 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 17.2 millones, un incremento de 34.6%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al tercer trimestre del 2004 y 2003. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos de Operación, solamente la utilidad bruta obtenida en dichas operaciones.

El 7 de abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A. (una empresa constituida en la República de Bolivia). Para facilitar las explicaciones de las variaciones en las cuentas del balance general y en las del estado de ganancias y pérdidas, los estados financieros de Matreq Ferreyros han sido excluidos de los estados financieros consolidados al 30-09-03.

## INFORMACION FINANCIERA

### ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

**VENTAS NETAS**.- Las ventas netas del 3T trimestre del 2004 ascendieron a S/. 204.0 millones, en comparación con S/. 189.4 millones del mismo período del año anterior, un incremento de 7.7 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) y de alquiler de equipos, fueron superiores en 69.0% a las del mismo periodo del

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

año anterior (S/. 62.7 millones en el 3T 2004; S/.37.1 millones en el 3T del 2003). debido, principalmente, a lo siguiente:

- Mayores ventas de maquinaria Caterpillar a la mediana minería, cuya demanda de equipos aumentó en el 2004 como consecuencia del alza de los precios de los minerales en el mercado internacional.
- Aumento en la venta de maquinaria Caterpillar (nueva y usada) y de vehículos (básicamente, volquetes) a empresas constructoras encargadas de realizar trabajos de desarrollo para empresas del sector minero.
- Incremento en la venta de equipos Massey Ferguson a empresas exportadoras de productos agrícolas así como a empresas dedicados a la producción de arroz. Los precios del arroz han tenido un aumento significativo en el 2004, lo cual ha estimulado la demanda de equipos e implementos agrícolas en ese sector de la actividad agrícola.

Por otra parte, las ventas de repuestos y servicios del 3T del 2004 fueron menores en 13.3% que las del mismo período del año anterior (S/.124.3 millones en el 3T del 2004; S/.143.3 millones en el 3T del 2003). Esta disminución se explica por lo siguiente:

- Una disminución de 2.3% debido a la caída del tipo de cambio. Las ventas en dólares del 3T del 2004 fueron registradas en soles utilizando el tipo de cambio promedio de S/. 3.397, mientras que las ventas en dólares del mismo período del año anterior fueron registradas en soles empleando el tipo de cambio promedio de S/. 3.479.
- Una disminución temporal en la venta de repuestos y servicio, debido a atrasos por parte de algunas empresas de la gran minería en la entrega de componentes para su reparación en los talleres de la Compañía. Esta disminución será compensada en los próximos meses, cuando se realice la reparación de dichos componentes.

Asimismo, las ventas de subsidiarias alcanzaron un incremento de 91.6% respecto a las ventas del mismo período del año anterior ( S/. 16.9 millones en el 3T del 2004; S/. 8.8 millones en el 3T 2003). Este incremento se explica por: i) mayores ventas de equipos ligeros, no Caterpillar, a empresas constructoras vinculadas al sector minero; y ii) un aumento en las exportaciones realizadas por una subsidiaria dedicada a la crianza y cultivo de langostinos.

**UTILIDAD EN VENTAS.-** La utilidad en ventas del 3T del 2004 ascendió a S/. 46.4 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 49.6 millones, una disminución de 6.4%. En términos porcentuales, la utilidad en ventas del 3Tdel 2004 es inferior a la del mismo período del año anterior (22.7% vs. 26.2%). Esta disminución se debe a lo siguiente:

- A una disminución de 2.3% en el margen bruto porcentual (equivalente a S/:4.0 millones), debido a una disminución del tipo de cambio. En el 3T del 2004, las ventas fueron registradas en soles utilizando el tipo de cambio promedio de S/. 3.397, vigente en dicho trimestre, mientras que los costos de los inventarios vendidos fueron registrados en soles utilizando el tipo

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

de cambio promedio de S/. 3.482, vigente en el trimestre anterior (los inventarios permanecen en el almacén, en promedio, tres meses). Sin embargo, el mayor costo de ventas registrado en el período fue compensado con la utilidad en cambio obtenida en la conversión a soles de las obligaciones en dólares vinculadas directamente con los inventarios vendidos, La utilidad en cambio producida por este ajuste (aproximadamente, S/.4.0 millones) esta incluido en el REI del período.

- A una mayor incidencia de las ventas de productos principales y de las ventas de subsidiarias en la venta total de la Compañía. (S/.79.8 millones en el 3T del 2004; S/.46.1 millones en el 3T del 2003). Los márgenes brutos de estas ventas son más bajos que los de las ventas de repuestos y servicios.

**GASTOS DE VENTA Y ADMINISTRACION**.- En el 3T del 2004, los gastos de venta y administración ascendieron a S/. 37.8 millones en comparación con S/. 33.7 millones del mismo período del año anterior, un aumento de 11.8 %, que se explica por lo siguiente:

- Aumento de remuneraciones otorgado a los trabajadores de la Compañía, a partir del mes de agosto del 2004, para reponer la pérdida de poder adquisitivo de la moneda peruana, ocasionada por la inflación de los cinco años anteriores al 2003, tiempo durante el cual dichas remuneraciones se mantuvieron congeladas.
- Contratación de personal extranjero altamente calificado, a fin de brindar a los clientes un servicio posventa de acuerdo con estándares de calidad internacional.

En términos porcentuales los gastos del 3T del 2004 representan el 18.5% de las ventas netas, en comparación con 17.8% del mismo período del año anterior.

**INGRESOS FINANCIEROS**.- Los ingresos financieros del 3Tdel 2004 ascendieron a S/. 4.1 millones en comparación con S/. 4.9 millones del mismo período del año anterior, una disminución de 17.8%, que se explica, principalmente, por: i) una reducción de intereses de ventas a plazo como consecuencia de menores ventas de productos principales financiadas por la Compañía; y ii) una disminución de intereses moratorios por menores atrasos de los clientes en el pago de sus obligaciones.

**GASTOS FINANCIEROS**.- Los gastos financieros ascendieron a S/. 7.8 millones en el 3T del 2004 en comparación con S/.8.9 millones del mismo período del año anterior, una disminución de 12.5%, debido, principalmente, a: una reducción de S/. 46.4 millones en el monto de los pasivos sujetos a pago de intereses (el pasivo promedio en el 3T del 2004 fue de S/. 432.1 millones, en comparación con S/. 478.6 millones del mismo período del año anterior) y, adicionalmente, a una disminución en soles de los intereses pagados en dólares, como consecuencia de la caída del tipo de cambio en el 3T del 2004.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

**OTROS INGRESOS (EGRESOS).-** En el 3T trimestre del 2004, en este rubro se registró un egreso neto de S/. 1.4 millones en comparación con un egreso neto de S/. 2.5 millones del mismo período del año anterior. En el 3T del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 2.8 millones por provisión para desvalorización de existencias; ii) un ingreso neto de S/. 2.0 millones por resoluciones de contratos de compra venta; y iii) un egreso neto por S/. 0.6 millones por otros conceptos. En el tercer trimestre del 2003, se registraron en esta cuenta, principalmente, los siguientes conceptos: i) un egreso de S/. 1.8 millones por provisión para desvalorización de existencias, ii) una pérdida de S/. 1.0 millones en venta de valores; y iii) un ingreso neto de S/. 0.3 millones por otros conceptos.

**GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).-** De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el 3T trimestre del 2004, el REI arrojó una utilidad de S/. 8.6 millones en comparación con el REI del mismo período del año anterior que arrojó una utilidad de S/. 0.5 millones. La utilidad por REI del tercer trimestre del año 2004 se debe, básicamente: a: i) un aumento en el valor de los activos no monetarios como producto de una inflación de 0.13 %, y ii) una apreciación del nuevo sol de 3.79%, que produjo una utilidad en cambio en la conversión a soles del pasivo neto en moneda extranjera. La utilidad por REI del tercer trimestre del año 2003 se explica por un aumento en el valor de los activos no monetarios, como consecuencia de una inflación de 0.5 %. En dicho periodo no se registró ni utilidad ni pérdida en cambio, debido a que no hubo fluctuación significativa en el tipo de cambio.

**PARTICIPACIONES E IMPUESTO A LA RENTA.-** Las participaciones e impuesto a la renta al cierre del tercer trimestre del 2004 y 2003 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

**UTILIDAD NETA.-** La utilidad neta del 3T trimestre del 2004 ascendió a S/. 7.1 millones en comparación con S/. 5.3 millones del mismo período del año anterior, un incremento de 34.0%, debido a la disminución de los gastos financieros, disminución de otros egresos y mayor ganancia por REI, lo cual permitió compensar la menor utilidad bruta, el aumento de los gastos de venta y administración y los menores ingresos financieros; así como incrementar la utilidad neta en S/ 1.8 millones.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

## ANALISIS DEL BALANCE GENERAL

Al 30-09-04, el total de pasivos ascendió a S/. 464.1 millones en comparación con S/. 486.1 millones al 30-06-04, una disminución de S/. 22.0 millones. Por otra parte, el total de activos al 30-09-04 ascendió a S/. 759.8 millones en comparación con S/. 773.6 millones al 30-06-04, una disminución neta de S/. 13.8 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Aumento de S/. 15.7 en Cuentas por Cobrar Comerciales ( con vencimiento corriente y a largo plazo) que se explica por: i) un aumento de S/. 17.6 millones por recuperación de cuentas por cobrar entregadas en garantía a un patrimonio fideicometido; ii) aumento de S/. 1.8 millones por disminución de la provisión para cobranza dudosa, debido a castigos de cuentas incobrables; iii) aumento de S/. 3.1 millones por mayores ventas; iv) disminución de S/. 6.0 millones por pérdida en cambio ocasionada por la caída del tipo de cambio; y v) otras disminuciones por S/. 0.8 millones.

b) Disminución de S/. 22.3 millones en Otras Cuentas por Cobrar, debido a lo siguiente: a: i) disminución de S/.17.6 millones por recuperación de cuentas por cobrar entregadas en garantía a un patrimonio fideicometido; ii) disminución por S/. 2.4 millones por pérdida en cambio ocasionada por la caída del tipo de cambio; iii) disminución de S/. 0.9 por devolución de impuestos reclamados a la Sunat; iv) otras disminuciones por 1.4 millones.

c) Disminución del Activo Fijo por S/. 12.0 millones, como consecuencia de las siguientes operaciones: i) aumento de S/. 1.8 millones por adquisiciones de equipos para la flota de alquiler; ii) aumento de S/. 2.0 millones por adquisiciones de otros activos fijos; iii) disminución de S/. 6.7 por transferencias de equipo de alquiler del activo fijo al inventario; y iv) disminución de S/. 9.3 millones por aumento de la depreciación acumulada.

## LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-09-04 es de 1.47, en comparación con 1.59 al 30-06-04. La disminución en el ratio corriente se debe a que la serie "A" de la cuarta emisión de bonos corporativos, cuyo vencimiento es en agosto del 2005, ha pasado de endeudamiento a mediano plazo a endeudamiento a corto plazo. Cabe señalar que actualmente la Compañía tiene emisiones de bonos corporativos por US$ 37.5 millones, siendo sus vencimientos US$ 15.0 millones en el 2005, US$ 10.0 millones en el 2006 y US$ 12.5 millones en el 2007. La Compañía cuenta con un programa registrado por un total de US$ 50.0 millones, dentro del cual, a la fecha, sólo ha realizado una primera emisión de US$ 7.5 millones. La estrategia de la Compañía es continuar realizando

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

emisiones a la luz del mismo programa para mantener su ratio corriente en los niveles adecuados para sus necesidades de operación.

El ratio de apalancamiento financiero al 30-09-04 es de 1.46, en comparación con 1.57 al 30-06-04. La conformación de las obligaciones de la Compañía al 30 de septiembre 2004 se muestra en el anexo 4.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

**FERREYROS S.A.A. Y SUBSDIARIAS**

**ANEXO 1**

**Estado de Ganancias y Pérdidas** (sin incluir Matreq Ferreyros)
(En miles de soles constantes)

| | 3T 04 | % | 2T 04 | % | 3T 03 | % | Variación 3T 04 / 2T 04 % | Variación 3T 04 / 2T 03 % | Acumulado al 30-09-2004 | % | Acumulado al 30-9-2003 | % | Variación % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ventas Netas** | 204,078 | 100.0 | 298,905 | 100.0 | 189,452 | 100.0 | -31.7 | 7.7 | 714,596 | 100.0 | 615,640 | 100.0 | 16.1 |
| Costo de Ventas | -157,688 | -77.3 | -235,081 | -78.6 | -139,887 | -73.8 | -32.9 | 12.7 | -554,507 | -77.6 | -464,763 | -75.5 | 19.3 |
| **Utilidad en ventas** | 46,390 | 22.7 | 63,824 | 21.4 | 49,565 | 26.2 | -27.3 | -6.4 | 160,089 | 22.4 | 150,876 | 24.5 | 6.1 |
| Otros ingresos operacionales | 14 | 0.0 | 0 | - | 2 | 0.0 | - | - | 14 | 0.0 | 2,007 | 0.3 | -99.3 |
| **Utilidad Bruta** | 46,404 | 22.7 | 63,824 | 21.4 | 49,567 | 26.2 | -27.3 | -6.4 | 160,102 | 22.4 | 152,883 | 24.8 | 4.7 |
| Gastos de Venta y Administración | -37,775 | -18.5 | -48,484 | -16.2 | -33,779 | -17.8 | -22.1 | 11.8 | -123,959 | -17.3 | -106,328 | -17.3 | 16.6 |
| **Utilidad en operaciones** | 8,629 | 4.2 | 15,339 | 5.1 | 15,787 | 8.3 | -43.7 | -45.3 | 36,143 | 5.1 | 46,554 | 7.6 | -22.4 |
| Ingresos Financieros | 4,083 | 2.0 | 5,928 | 2.0 | 4,972 | 2.6 | -31.1 | -17.9 | 15,730 | 2.2 | 13,138 | 2.1 | 19.7 |
| Gastos Financieros | -7,789 | -3.8 | -7,290 | -2.4 | -8,902 | -4.7 | 6.8 | -12.5 | -22,449 | -3.1 | -25,684 | -4.2 | -12.6 |
| Otros Ingresos (Egresos), neto | -1,417 | -0.7 | -951 | -0.3 | -2,595 | -1.4 | 49.0 | -45.4 | -5,711 | -0.8 | -10,093 | -1.6 | -43.4 |
| **Utilidad antes de Resultados por exposición a la inflación** | 3,507 | 1.7 | 13,026 | 4.4 | 9,263 | 4.9 | -73.1 | -62.1 | 23,713 | 3.3 | 23,915 | 3.9 | -0.8 |
| Ganancia (Pérdida) por Exposición a la Inflación | 8,626 | 4.2 | 1,963 | 0.7 | 512 | 0.3 | 339.4 | 1,583.6 | 16,658 | 2.3 | 6,652 | 1.1 | 150.4 |
| **Utilidad antes de Participaciones e Impuesto a la Renta e interes minoritario** | 12,133 | 5.9 | 14,989 | 5.0 | 9,776 | 5.2 | -19.1 | 24.1 | 40,371 | 5.6 | 30,567 | 5.0 | 32.1 |
| Participaciones | -1,102 | -0.5 | -920 | -0.3 | -1,050 | -0.6 | 19.9 | 5.0 | -3,748 | -0.5 | -3,121 | -0.5 | 20.1 |
| **Utilidad antes de Impuesto a la Renta e interes minoritario** | 11,031 | 5.4 | 14,070 | 4.7 | 8,726 | 4.6 | -21.6 | 26.4 | 36,623 | 5.1 | 27,446 | 4.5 | 33.4 |
| Impuesto a la Renta | -3,895 | -1.9 | -5,261 | -1.8 | -3,398 | -1.8 | -26.0 | 14.6 | -13,350 | -1.9 | -10,153 | -1.6 | 31.5 |
| Interes minoritario | 0 | 0.0 | 0 | - | 0 | 0.0 | | - | 0 | 0.0 | 0 | - | n/a |
| **Utilidad neta** | 7,136 | 3.5 | 8,808 | 2.9 | 5,328 | 2.8 | -19.0 | 34.0 | 23,273 | 3.3 | 17,293 | 2.8 | 34.6 |

Ferreyros S.A.A.

**Hugo Sommerkamp Molinari**
Gerente Central de Control de Gestión y Sistemas

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

**FERREYROS S.A.A. Y SUBSIDIARIAS**

Datos del Balance General

| | | | | Variación % | |
|---|---|---|---|---|---|
| | | | | 30-sep-04 | 30-sep-04 |
| | 30-sep-04 | 30-jun-04 | 31-dic-03 | 30-jun-04 | 31-dic-03 |
| Caja y bancos | 35,983 | 32,630 | 43,486 | 10.3 | -17.3 |
| Cuentas por cobrar comerciales | 113,066 | 97,363 | 78,863 | 16.1 | 43.4 |
| Cuentas por cobrar no comerciales | 81,317 | 103,595 | 81,035 | -21.5 | 0.3 |
| Inventarios | 193,936 | 193,977 | 238,129 | -0.0 | -18.6 |
| **Activo Corriente** | **424,302** | **427,564** | **441,513** | -0.8 | -3.9 |
| | | | | | |
| Cuentas por cobrar comerciales a largo plazo | 32,165 | 32,085 | 46,587 | 0.2 | -31.0 |
| Inmuebles, maquinaria y equipo | | | | | |
| Equipo de alquiler | 81,246 | 103,424 | 117,271 | -21.4 | -30.7 |
| Otros activos fijos | 353,012 | 345,960 | 341,972 | 2.0 | 3.2 |
| | 434,258 | 449,384 | 459,243 | -3.4 | -5.4 |
| Depreciación acumulada | -185,998 | -189,095 | -184,017 | -1.6 | 1.1 |
| Inmuebles, maquinaria y equipo, neto | 248,260 | 260,289 | 275,226 | -4.6 | -9.8 |
| Inversiones | 45,026 | 45,587 | 45,916 | -1.2 | -1.9 |
| Otros activos no corrientes | 10,082 | 8,122 | 6,562 | 24.1 | 53.7 |
| **Activo no Corriente** | 335,533 | 346,083 | 374,290 | -3.0 | -10.4 |
| **Total Activo** | **759,835** | **773,647** | **815,803** | -1.8 | -6.9 |
| | | | | | |
| Deuda de corto plazo | 248,100 | 223,305 | 260,842 | 11.1 | -4.9 |
| Otros pasivos corrientes | 40,351 | 45,099 | 40,033 | -10.5 | 0.8 |
| **Pasivo corriente** | **288,451** | **268,404** | **300,875** | 7.5 | -4.1 |
| Deuda de largo plazo | 175,978 | 217,789 | 235,213 | -19.2 | -25.2 |
| **Total Pasivo** | **464,429** | **486,193** | **536,088** | -4.5 | -13.4 |
| | | | | | |
| Ganancias diferidas | 6,547 | 5,721 | 4,813 | 14.4 | 36.0 |
| Impuesto a la renta diferido | | 0 | 0 | | |
| Interes minoritario | | | | | |
| **Patrimonio** | **288,859** | **281,733** | **274,903** | 2.5 | 5.1 |
| **Total Pasivo y Patrimonio** | **759,835** | **773,647** | **815,803** | -1.8 | -6.9 |
| | | | | | |
| **Otra informacion Financiera** | | | | | |
| Depreciación y amortización (cifras acumuladas al cierre de cada período) | 27,144 | 17,803 | 35,272 | | |
| **UAIDA** | **73,306** | **53,913** | **104,323** | | |
| | | | | | |
| **Ratios Financieros** | | | | | |
| Ratio corriente | 1.47 | 1.59 | 1.47 | | |
| Apalancamiento Financiero | 1.46 | 1.57 | 1.73 | | |
| Valor contable por acción | 1.33 | 1.29 | 1.34 | | |

Ferreyros S.A.A.

**Hugo Sommerkamp Molinari**
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

**FERREYROS S.A.A Y SUBSIDIARIAS**

**Ventas netas por Area de Operaciones ( sin incluir Matreq Ferreyros)**
(En miles de soles constantes)

| | 3T 04 | % | 2T 04 | % | 3T 03 | % | 3T 04 / 2T 04 % | 3T 04 / 3T 03 % | **Acumulado al 30-9-2004** | % | **Acumulado al 30-9-2003** | % | **Variación %** |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Caterpillar | | | | | | | | | | | | | |
| Gran minería | 3,411 | 1.7 | 79,617 | 26.6 | 3,386 | 1.8 | -95.7 | 0.7 | 117,170 | 16.4 | 24,096 | 3.9 | 386.3 |
| Otros | 25,744 | 12.6 | 36,058 | 12.1 | 12,390 | 6.5 | -28.6 | 107.8 | 73,754 | 10.3 | 98,583 | 16.0 | -25.2 |
| | 29,155 | 14.3 | 115,675 | 38.7 | 15,776 | 8.3 | -74.8 | 84.8 | 190,924 | 26.7 | 122,679 | 19.9 | 55.6 |
| Equipos | 8,743 | 4.3 | 8,138 | 2.7 | 4,861 | 2.6 | 7.4 | 79.9 | 24,449 | 3.4 | 14,721 | 2.4 | 66.1 |
| Automotriz | 5,428 | 2.7 | 5,387 | 1.8 | 2,191 | 1.2 | 0.7 | 147.7 | 12,803 | 1.8 | 9,032 | 1.5 | 41.8 |
| | **43,326** | **21.2** | **129,200** | **43.2** | **22,829** | **12.1** | **-66.5** | **89.8** | **228,176** | 31.9 | **146,432** | 23.8 | 55.8 |
| Repuestos y servicios | 124,327 | 60.9 | 137,018 | 45.8 | 143,381 | 75.7 | -9.3 | -13.3 | 393,789 | 55.1 | 386,618 | 62.8 | 1.9 |
| Alquileres | 5,720 | 2.8 | 5,785 | 1.9 | 8,965 | 4.7 | -1.1 | -36.2 | 17,030 | 2.4 | 26,724 | 4.3 | -36.3 |
| Unidades usadas | 13,752 | 6.7 | 12,561 | 4.2 | 5,428 | 2.9 | 9.5 | 153.4 | 32,593 | 4.6 | 20,345 | 3.3 | 60.2 |
| Otras ventas de subsidiarias | 16,953 | 8.3 | 14,341 | 4.8 | 8,849 | 4.7 | 18.2 | 91.6 | 43,008 | 6.0 | 35,521 | 5.8 | 21.1 |
| **Total** | **204,078** | 100.0 | **298,905** | 100.0 | **189,452** | 100.0 | -31.7 | 7.7 | **714,596** | 100.0 | **615,640** | 100.0 | 16.1 |

Distribución porcentual de las ventas de la compañía por sectores económicos:

| | Acumulado al 30-9-2004 % |
|---|---|
| Minería | 66.2 |
| Hidrocarburos y petróleo | 3.5 |
| Construccion | 11.2 |
| Agricultura | 3.7 |
| Transporte | 2 |
| Gobierno | 1 |
| Pesca | 2.8 |
| Otros | 9.6 |
| Total | 100 |

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

**ANEXO 4**

**FERREYROS S.A.A. Y SUBSIDIARIAS**

**Conformación del Pasivo al 30 de setiembre del 2004**
(En miles de US dólares)

| | Total | Pasivo Corriente | Pasivo a Largo Plazo | |
|---|---|---|---|---|
| | | | Parte corriente | Largo Plazo |
| Bancos | 18,918 | 12,907 | 2,117 | 3,894 |
| Proveedores: | | | | |
| Caterpillar | 32,970 | 32,619 | 351 | |
| Otros | 7,725 | 7,206 | 519 | |
| Bonos corporativos | 37,500 | | 15,000 | 22,500 |
| Caterpillar Financial Services | 29,157 | | 2,974 | 26,183 |
| Otros pasivos | 12,694 | 12,694 | | |
| Total | 138,964 | 65,426 | 20,961 | 52,577 |

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

## DATOS GENERALES DE LA EMPRESA



| | Llenar los siguientes datos: | Observaciones |
|---|---|---|
| **RPJ :** | B60001 | Ingresar a 6 digitos |
| **Ejercicio:** | 2004 | Ingresar 4 digitos como maximo |
| **Tipo de Informacion:** | TC | Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC |
| **Periodo:** | 3 | Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre |
| **Denominacion de la empresa:** | **FERREYROS S.A.A. Y SUBSIDIARIAS** | Ingresar con letras MAYUSCULAS |
| **CIIU :** | 5150 | Ingresar 4 digitos como maximo |
| **E-mail 1 :** | contralo@ferreyros.com.pe | Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe |
| **E-mail 2 :** | bchauca@ferreyros.com.pe | Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe |
| **Pagina Web :** | www.ferreyros.com.pe | Ejemplo: www.conasevnet.gob.pe |
| **Factor de Reexpresion del Balance General :** | 1049 | Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230 |
| **Moneda** | Nuevos Soles | Elegir la moneda |
| **E. de Flujos de Efectivo** | Método Directo | Señalar que método utilizó para preparar el Estado de Flujos de Efectivo |

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Balance General**
**Al 30 de Setiembre del año 2004 y 31 de Diciembre del año 2003**
**(En miles de nuevos soles)**

| Codigo | Activo | Notas | Al 30 de Setiembre 2004 | Al 31 de Diciembre 2003 |
|---|---|---|---|---|
| | **Activo Corriente** | | | |
| 1D0101 | Caja y Bancos | 0 | 35,983 | 43,486 |
| 1D0102 | Valores Negociables (neto de provisión acumulada) | 0 | | |
| 1D0103 | Cuentas por Cobrar Comerciales (neto de provisión acumulada) | 0 | 113,066 | 78,863 |
| 1D0104 | Cuentas por Cobrar a Vinculadas | 0 | | |
| 1D0105 | Otras Cuentas por Cobrar (neto de provisión acumulada) | 0 | 75,607 | 77,944 |
| 1D0106 | Existencias (neto de provisión acumulada) | 3 | 193,936 | 238,129 |
| 1D0108 | Activos por Instrumentos Financieros Derivados | 0 | | |
| 1D0107 | Gastos Pagados por Anticipado | 0 | 5,710 | 3,091 |
| 1D01ST | **Total Activo Corriente** | | 424,302 | 441,513 |
| | **Activo No Corriente** | | | |
| 1D0201 | Cuentas por cobrar comerciales a largo plazo | 0 | 32,165 | 46,587 |
| 1D0202 | Cuentas por Cobrar a Vinculadas a Largo Plazo | 0 | | |
| 1D0203 | Otras Cuentas por Cobrar a Largo Plazo | 0 | | |
| 1D0209 | Existencias | 0 | | |
| 1D0204 | Inversiones Permanentes (neto de provisión acumulada) | 0 | 45,026 | 45,916 |
| 1D0210 | Activos por Instrumentos Financieros Derivados | 0 | | |
| 1D0211 | Inversiones en Inmuebles | 0 | | |
| 1D0205 | Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada) | 4 | 248,260 | 275,226 |
| 1D0206 | Activos Intangibles (neto de amortización y desvalorización acumulada) | 0 | | |
| 1D0207 | Impuesto a la Renta y Participaciones Diferidos Activo | 0 | 7,040 | 5,816 |
| 1D0212 | Crédito Mercantil | 0 | | |
| 1D0208 | Otros Activos | 0 | 3,042 | 745 |
| 1D02ST | **Total Activo No Corriente** | | 335,533 | 374,290 |
| 1D020T | **TOTAL ACTIVO** | | 759,835 | 815,803 |

| Pasivo y Patrimonio | Notas | Al 30 de Setiembre 2004 | Al 31 de Diciembre 2003 | Codigo |
|---|---|---|---|---|
| **Pasivo Corriente** | | | | |
| Sobregiros Bancarios | 0 | 705 | 376 | 1D0306 |
| Préstamos Bancarios | 0 | 42,430 | 30,460 | 1D0307 |
| Cuentas por Pagar Comerciales | 0 | 134,867 | 209,100 | 1D0302 |
| Cuentas por Pagar a Vinculadas | 0 | | | 1D0303 |
| Otras Cuentas por Pagar | 0 | 40,351 | 40,033 | 1D0304 |
| Parte Corriente de las Deudas a Largo Plazo | 0 | 70,098 | 20,906 | 1D0305 |
| Pasivos por Instrumentos Financieros Derivados | 0 | | | 1D0308 |
| **Total Pasivo Corriente** | | 288,451 | 300,875 | 1D03ST |
| **Pasivo No Corriente** | | | | |
| Deudas a largo plazo | 0 | 175,978 | 235,211 | 1D0401 |
| Cuentas por pagar a vinculadas | 0 | | | 1D0402 |
| Pasivos por Instrumentos Financieros Derivados | 0 | | | 1D0405 |
| Ingresos Diferidos (netos) | 0 | 6,547 | 4,814 | 1D0403 |
| Impuesto a la Renta y Particip.Diferidos Pasivo | 0 | | | 1D0404 |
| **Total Pasivo No Corriente** | | 182,525 | 240,025 | 1D04ST |
| **Total Pasivo** | | 470,976 | 540,900 | 1D040T |
| **Contingencias** | 0 | | | 1D0501 |
| Interés minoritario | 0 | 0 | 0 | 1D0502 |
| **Patrimonio Neto** | | | | |
| Capital | 6 | 251,550 | 241,281 | 1D0701 |
| Capital adicional | 0 | | | 1D0702 |
| Acciones de Inversión | 0 | | | 1D0703 |
| Resultados no realizados | 0 | | | 1D0708 |
| Excedente de Revaluación | 0 | 10,267 | 10,926 | 1D0704 |
| Reservas Legales | 0 | 7,318 | 5,188 | 1D0705 |
| Otras Reservas | 0 | | | 1D0706 |
| Resultados Acumulados | 6 | 19,724 | 17,508 | 1D0707 |
| Efecto acumulado por reexpresión a moneda extranjera | 0 | | | 1D0709 |
| **Total Patrimonio Neto** | | 288,859 | 274,903 | 1D07ST |
| **TOTAL PASIVO Y PATRIMONIO NETO** | | 759,835 | 815,803 | 1D070T |

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAU QUISPE
Contador General - Mat. 14916

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Estado de Cambios en el Patrimonio Neto**
**Por los periodos terminados al 30 de Setiembre del año 2004 y 2003**
**(En miles de nuevos soles)**

| | Capital | Capital Adicional | Acciones de Inversion | Resultados no Realizados | Excedente de Revaluacion | Reserva Legal | Otras Reservas | Resultados Acumulados | Efecto acumulado por Reexpresión a moneda extranjera | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| **Saldos al 1ero. de enero de 2003** | 193,845 | 43,490 | | | 12,349 | 4,056 | | 2,241 | | 255,981 |
| 1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales | | | | | | | | | | 0 |
| 2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período | | | | | | | | | | 0 |
| 3. Dividendos declarados y participaciones acordados durante el período | | | | | | | | -2,639 | | -2,639 |
| 4. Nuevos aportes de accionistas | | | | | | | | | | 0 |
| 5. Movimiento de prima en la colocación de acciones (aportes) | | | | | | | | | | 0 |
| 6. Acciones en tesorería | | | | | | | | | | 0 |
| 7. Incrementos o disminuciones por fusiones o escisiones | | | | | | | | | | 0 |
| 8. Revaluación de activos | | | | | | | | | | 0 |
| 9. Transferencia de excedente de revaluación realizado | | | | | | | | | | 0 |
| 10. Capitalización de partidas patrimoniales | 47,575 | -43,490 | | | -1,417 | | | -2,667 | | 1 |
| 11. Redención de Acc. de Inversión o reducción de capital | | | | | | | | | | 0 |
| 12. Utilidad (Pérdida) Neta del Ejercicio | | | | | | | | 17,293 | | 17,293 |
| 13. Movimiento de resultados no realizados del período | | | | | | | | | | 0 |
| 14. Otros incrementos o disminuciones de las partidas patrimoniales | | | | | | 1,135 | | -901 | | 234 |
| **Saldos al 30 de Setiembre de 2003** | **241,420** | **0** | **0** | **0** | **10,932** | **5,191** | **0** | **13,327** | **0** | **270,870** |
| **Saldos al 1ero. de enero de 2004** | 241,281 | 0 | 0 | 0 | 10,926 | 5,188 | 0 | 17,508 | 0 | **274,903** |
| 1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 3. Dividendos declarados y participaciones acordados durante el período | 0 | 0 | 0 | 0 | 0 | 0 | 0 | -9,317 | 0 | -9,317 |
| 4. Nuevos aportes de accionistas | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 5. Movimiento de prima en la colocación de acciones (aportes) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 6. Acciones en tesorería | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 7. Incrementos o disminuciones por fusiones o escisiones | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 8. Revaluación de activos | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 9. Transferencia de excedente de revaluación realizado | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 10. Capitalización de partidas patrimoniales | 9,610 | 0 | 0 | 0 | 0 | 0 | 0 | -9,610 | 0 | 0 |
| 11. Redención de Acc. de Inversión o reducción de capital | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 12. Utilidad (Pérdida) Neta del Ejercicio | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 23,273 | 0 | 23,273 |
| 13. Movimiento de resultados no realizados del período | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 14. Otros incrementos o disminuciones de las partidas patrimoniales | 659 | 0 | 0 | 0 | -659 | 2,130 | 0 | -2,130 | 0 | 0 |
| **Saldos al 30 de Setiembre de 2004** | **251,550** | **0** | **0** | **0** | **10,267** | **7,318** | **0** | **19,724** | **0** | **288,859** |

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18815

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Estado de Ganancias y Pérdidas**
**Por los periodos terminados al 30 de Setiembre del año 2004 y 2003**
**(En miles de nuevos soles)**

| | Notas | Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2004 | Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2003 | Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2004 | Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2003 |
|---|---|---|---|---|---|
| **Ingresos Operacionales** | | | | | |
| Ventas Netas (ingresos operacionales) | 8 | 204,078 | 185,715 | 714,596 | 615,418 |
| Otros Ingresos Operacionales | 0 | 14 | 926 | 14 | 4,322 |
| **Total de Ingresos Brutos** | | **204,092** | **186,641** | **714,610** | **619,740** |
| Costo de Ventas (Operacionales) | 0 | -157,688 | -137,070 | -554,507 | -466,066 |
| Otros costos operacionales | 0 | 0 | 0 | 0 | 0 |
| **Total Costos Operacionales** | | -157,688 | -137,070 | -554,507 | -466,066 |
| **Utilidad Bruta** | | **46,404** | **49,571** | **160,103** | **153,674** |
| **Gastos Operacionales** | | | | | |
| Gastos de Ventas | 0 | -21,532 | -16,900 | -75,615 | -58,239 |
| Gastos de Administración | 0 | -16,243 | -16,881 | -48,344 | -48,627 |
| Provisión por perdidas por desvalorización de activos | 0 | 0 | 0 | 0 | 0 |
| **Utilidad Operativa** | | **8,629** | **15,790** | **36,144** | **46,808** |
| **Otros Ingresos (gastos)** | | | | | |
| Ingresos Financieros | 0 | 4,083 | 4,973 | 15,730 | 13,194 |
| Gastos Financieros | 0 | -7,788 | -8,902 | -22,449 | -26,413 |
| Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial | 0 | | | | |
| Ganancia o pérdida por instrumentos financieros derivados | 0 | | | | |
| Otros Ingresos | 0 | | | | |
| Otros Gastos | 0 | -1,417 | -2,595 | -5,712 | -9,001 |
| Efecto acumulado por cambios en las políticas contables | 0 | | | | |
| Resultado por Exposición a la Inflación | 0 | 8,626 | 513 | 16,658 | 5,981 |
| **Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta** | | **12,133** | **9,779** | **40,371** | **30,569** |
| Participación de los trabajadores corrientes y diferidos | 0 | -1,102 | -1,051 | -3,748 | -3,121 |
| Impuesto a la Renta corriente y diferido | 0 | -3,895 | -3,399 | -13,350 | -10,155 |
| **Resultado antes de Gastos Extraordinarios** | | **7,136** | **5,329** | **23,273** | **17,293** |
| Gastos Extraordinarios (neto de participaciones e impuesto a la renta) | 0 | 0 | 0 | 0 | 0 |
| **Resultado antes de Interes Minoritario** | | **7,136** | **5,329** | **23,273** | **17,293** |
| Interés Minoritario | 0 | 0 | 0 | 0 | 0 |
| **Utilidad (Perdida) Neta del Ejercicio** | | **7,136** | **5,329** | **23,273** | **17,293** |
| Dividendos de acciones Preferentes | 0 | 0 | 0 | 0 | 0 |
| **Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes** | | **7,136** | **5,329** | **23,273** | **17,293** |
| Utilidad (pérdida) básica por acción común | 8 | 0.033000 | 0.026000 | 0.107000 | 0.084000 |
| Utilidad (pérdida) básica por acción de inversión | | 0.000000 | 0.000000 | 0.000000 | 0.000000 |
| Utilidad (pérdida) diluida por acción común | | 0.000000 | 0.000000 | 0.000000 | 0.000000 |
| Utilidad (pérdida) diluida por acción de inversión | | 0.000000 | 0.000000 | 0.000000 | 0.000000 |

ferreyros s.a.a. ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18818

**Estado de Flujos de Efectivo**
Por los periodos terminados al 30 de Setiembre del año 2004 y 2003
(En miles de nuevos soles)

| Codigo de Cuenta | | Notas | Del 1 de Enero de 2004 al 30 de Setiembre de 2004 | Del 1 de Enero de 2003 al 30 de Setiembre de 2003 |
|---|---|---|---|---|
| | **ACTIVIDADES DE OPERACIÓN** | | | |
| | **Cobranza (entradas) por:** | | | |
| 3D0101 | Venta de bienes o servicios e ingresos operacionales | 0 | 682,827 | 570,654 |
| 3D0110 | Honorarios y comisiones | 0 | 992 | 3,291 |
| 3D0103 | Intereses y rendimientos (no incluidos en la actividad de inversión) | 0 | 7,410 | |
| 3D0111 | Dividendos (no incluidos en la actividad de inversión) | 0 | | |
| 3D0112 | Regalías | 0 | | |
| 3D0104 | Otros cobros de efectivo relativos a la actividad | 0 | 4,966 | 12,237 |
| | **Menos pagos (salidas) por:** | | | |
| 3D0109 | Proveedores de bienes y servicios | 0 | -582,283 | -473,150 |
| 3D0105 | Remuneraciones y beneficios sociales | 0 | -78,502 | -75,109 |
| 3D0106 | Tributos | 0 | -18,641 | -8,620 |
| 3D0107 | Intereses y rendimientos (no incluidos en la actividad de financiamiento) | 0 | | |
| 3D0113 | Regalías | 0 | | |
| 3D0108 | Otros Pagos de efectivo relativos a la actividad | 0 | -5,712 | -12,411 |
| | **Aumento (Disminución) del Efectivo y Equivalente de Efectivo** | | | |
| 3D01ST | **Provenientes de Actividades de Operación** | | **11,057** | **16,892** |
| | **ACTIVIDADES DE INVERSIÓN** | | | |
| | **Cobranza (entradas) por:** | | | |
| 3D0201 | Venta de valores e inversiones permanentes | 0 | | 18,134 |
| 3D0209 | Prestamos a vinculadas | 0 | | |
| 3D0202 | Venta de inmuebles, maquinaria y equipo | 0 | 1,831 | 1,448 |
| 3D0203 | Venta de activos intangibles | 0 | | 18,234 |
| 3D0210 | Intereses y rendimientos | 0 | | |
| 3D0211 | Dividendos | 0 | 1,808 | 16 |
| 3D0204 | Otros cobros de efectivo relativos a la actividad | 0 | 1,373 | |
| | **Menos pagos (salidas) por:** | | | |
| 3D0205 | Compra de valores e inversiones permanentes | 0 | -183 | |
| 3D0212 | Prestamos otorgados a vinculadas | 0 | | |
| 3D0206 | Compra de inmuebles, maquinaria y equipo | 0 | -8,636 | -8,457 |
| 3D0207 | Compra y desarrollo de activos intangibles | 0 | -149 | |
| 3D0208 | Otros pagos de efectivo relativos a la actividad | 0 | | |
| | **Aumento (Disminución) del Efectivo y Equivalente de Efectivo** | | | |
| 3D02ST | **Provenientes de Actividades de Inversión** | | **-3,956** | **29,375** |
| | **ACTIVIDADES DE FINANCIACION** | | | |
| | **Cobranza (entradas) por:** | | | |
| 3D0307 | Aumento de sobregiros bancarios | 0 | | 2,461 |
| 3D0308 | Aumento de prestamos bancarios | 0 | 92,419 | |
| 3D0301 | Emisión de acciones o nuevos aportes | 0 | | |
| 3D0309 | Venta de acciones en tesorería | 0 | | |
| 3D0302 | Recursos obtenidos por emisión de valores u otras obligac. Largo plazo | 0 | | 138,532 |
| 3D0303 | Otros cobros de efectivo relativos a la actividad | 0 | 547 | |
| | **Menos pagos (salidas) por:** | | | |
| 3D0312 | Amortización o pago de sobregiros bancarios | 0 | -66 | -448 |
| 3D0313 | Amortización o pago de préstamos bancarios | 0 | | |
| 3D0304 | Amortización o cancelación de valores u otras obligaciones de largo plazo | 0 | -92,230 | -132,919 |
| 3D0310 | Recompra de acciones propias (acciones en tesorería) | 0 | | |
| 3D0311 | Intereses y rendimientos | 0 | -22,804 | -26,973 |
| 3D0305 | Dividendos | 0 | -9,128 | -2,642 |
| 3D0306 | Otros pagos de efectivo relativos a la actividad. | 0 | 0 | -25,718 |
| | **Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de** | | | |
| 3D03ST | **Actividades de Financiamiento** | | **-31,262** | **-47,707** |
| 3D0401 | **Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo** | | **-24,161** | **-1,440** |
| 3D0402 | Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio | 0 | 43,486 | 37,120 |
| 3D0403 | Resultado por Exposición a la Inflación | 0 | 16,658 | 6,653 |
| 3D04ST | **Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio** | | **35,983** | **42,333** |

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

**Estado de Flujos de Efectivo**
Por los periodos terminados al 30 de Setiembre del año 2004 y 2003
(En miles de nuevos soles)

| Codigo de Cuenta | | Notas | Del 1 de Enero de 2004 al 30 de Setiembre de 2004 | Del 1 de Enero de 2003 al 30 de Setiembre de 2003 |
|---|---|---|---|---|
| | **CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN** | | | |
| 3D05ST | Utilidad (Pérdida) neta del Ejercicio | 0 | 23,273 | 17,293 |
| | **Más :** | | | |
| 3D0601 | Ajustes a la Utilidad (Pérdida) del Ejercicio | 0 | | |
| 3D0609 | Provisión de cuentas de cobranza dudosa | 0 | 14,308 | 11,324 |
| 3D0610 | Provisión por desvalorización de existencias | 0 | 10,343 | 12,779 |
| 3D0611 | Provisión por fluctuación del valor de los valores e inversiones | 0 | 604 | 136 |
| 3D0612 | Depreciación del ejercicio | 0 | 27,087 | 25,929 |
| 3D0613 | Provisión por pérdida en el valor de uso de los activos | 0 | | |
| 3D0614 | Amortización y castigo de activos intangibles | 0 | 57 | 580 |
| 3D0615 | Provisión para protección del medio ambiente | 0 | | |
| 3D0616 | Amortización de otros activos | 0 | | |
| 3D0604 | Provisiones diversas | 0 | 7,902 | 10,631 |
| 3D0606 | Pérdida en venta de valores e inversiones permanentes | 0 | | 1,626 |
| 3D0617 | Pérdida en venta de inversiones en inmuebles | 0 | | |
| 3D0605 | Pérdida en venta de inmuebles, maquinaria y equipo | 0 | | |
| 3D0618 | Pérdida en venta de activos intangibles | 0 | | |
| 3D0619 | Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo | 0 | | |
| 3D0620 | Impuesto a la renta y participación de los trabajadores diferidos | 0 | 0 | |
| 3D0621 | Efecto acumulado por cambios en las políticas contables | 0 | | |
| 3D0607 | Pérdida por activos monetarios no corrientes | 0 | | |
| 3D0608 | Otros | 0 | 20,403 | 25,033 |
| | **Menos:** | | | |
| 3D0701 | Ajustes a la Utilidad (Pérdida) del Ejercicio | 0 | | |
| 3D0703 | Utilidad en venta de valores e inversiones permanentes | 0 | | |
| 3D0706 | Utilidad en venta de inversiones en inmuebles | 0 | | |
| 3D0702 | Utilidad en venta de inmuebles, maquinaria y equipo | 0 | -547 | -332 |
| 3D0707 | Utilidad en venta de activos intangibles | 0 | | -6,653 |
| 3D0704 | Resultado por Exposición a la Inflación | 0 | -16,658 | |
| 3D0708 | Impuesto a la renta y participación de los trabajadores diferidos | 0 | -1,859 | -405 |
| 3D0705 | Ganancia por pasivos monetarios no corrientes | 0 | | |
| 3D0709 | Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo | 0 | | |
| 3D0710 | Efecto acumulado por cambios en las políticas contables | 0 | | |
| 3D0711 | Otros | 0 | -6,862 | -15,772 |
| | **CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS** | | | |
| 3D0801 | (Aumento) Disminución de Cuentas por Cobrar Comerciales | 0 | -43,152 | -37,203 |
| 3D0802 | (Aumento) Disminución de Cuentas por Cobrar a Vinculadas | 0 | | |
| 3D0803 | (Aumento) Disminución de Otras Cuentas por Cobrar | 0 | 6,212 | 2,633 |
| 3D0810 | (Aumento) Disminución de Activos por Instrumentos Financieros Derivados | 0 | | |
| 3D0804 | (Aumento) Disminución en Existencias | 0 | 49,619 | 14,942 |
| 3D0805 | (Aumento) Disminución en Gastos Pagados por Anticipado | 0 | -1,157 | -5,175 |
| 3D0806 | Aumento (Disminución) de Cuentas por Pagar Comerciales | 0 | -73,150 | -26,449 |
| 3D0807 | Aumento (Disminución) de Cuentas por Pagar a Vinculadas | 0 | | |
| 3D0809 | Aumento (Disminución) de Otras Cuentas por Pagar | 0 | -5,366 | -14,025 |
| 3D0811 | Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados | 0 | | |
| 3D08ST | **Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación** | | 11,057 | 16,892 |

| | | | | |
|---|---|---|---|---|
| | **PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO** | | | |
| 3D0901 | Ajuste de ejercicios anteriores | 0 | 0 | 0 |
| 3D0902 | Bienes adquiridos en operaciones de arrendamiento financiero | 0 | 0 | 0 |
| 3D0903 | Compensación de pasivos corrientes | 0 | 0 | 0 |
| 3D0904 | Compensación de pasivos no corrientes | 0 | 0 | 0 |
| 3D0905 | Capitalización de acreencias u obligaciones | 0 | 0 | 0 |
| 3D0906 | Revaluación de activos | 0 | 0 | 0 |
| 3D0907 | Aportes de capital en bienes | 0 | 0 | 0 |

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1§818

## Totales Adicionales

| Codigo | Descripcion | Observaciones | 2004 |
|---|---|---|---|
| **T010** | NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades) | Ingresar el dato sin decimales | 218000000 |
| **T020** | NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades) | Ingresar el dato sin decimales | 0 |
| **T030** | VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles) | Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000 | 110 |
| **T040** | VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles) | Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100 | 0 |
| **T130** | PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles) | Ingresar el dato redondeado (sin decimales) | 86472 |
| **T140** | PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles) | Ingresar el dato redondeado (sin decimales) | 15882 |
| **T150** | PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles) | Ingresar el dato redondeado (sin decimales) | 604 |
| **T080** | AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles) | Ingresar el dato redondeado (sin decimales) | 609 |
| **T170** | DEPRECIACION ACUMULADA (En miles de Soles) | Ingresar el dato redondeado (sin decimales) | 185998 |
| **T090** | ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles) | Ingresar el dato redondeado (sin decimales) | 183 |
| **T100** | ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles) | Ingresar el dato redondeado (sin decimales) | 16130 |
| **T180** | REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles) | Ingresar el dato redondeado (sin decimales) | 0 |

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

**FERREYROS S.A.A. Y SUBSIDIARIAS**

**NOTAS A LOS ESTADOS FINANCIEROS**
**POR EL PERIODO TERMINADO EL 30 DE SETIEMBRE DEL 2004.**

## 1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2003.

### Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida con base a los índices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el período terminado el 30 de setiembre del 2004, ha sido 4.9%.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

## 2) PRINCIPIO DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus Subsidiarias, después de eliminar los saldos y las transacciones de importancia entre las compañías del grupo que se detallan a continuación

| | Porcentaje de propiedad |
|---|---|
| Orvisa Sociedad Anónima | 100.0% |
| Motorindustria S.A. | 100.0% |
| Fiansa S.A. | 100.0% |
| Unimaq S.A. | 100.0% |
| Depósitos Efe S.A. | 100.0% |
| Domingo Rodas S.A. | 100.0% |
| Heavy Machinery Services Limited | 100.0% |

El 1° de abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A., una empresa constituida en la República de Bolivia. Por tal razón, los estados financieros consolidados del 2003 incluyen solamente las operaciones de Matreq Ferreyros S.A.correspondientes al los tres primeros meses de dicho año

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19815

## 3) EXISTENCIAS

Este rubro comprende :

| | 30/09/04 | 31/12/03 |
|---|---|---|
| | (En miles de Soles) | |
| Máquinas, motores y automotores | 91.734 | 129,645 |
| Repuestos | 64,605 | 76,080 |
| Servicios de taller en proceso | 23,272 | 26,273 |
| Mercadería | 9,387 | 8,233 |
| Productos en proceso | 5,752 | 1,468 |
| Materias primas y material de empaque | 4,438 | 4,041 |
| Existencias por recibir | 10,630 | 6,381 |
| | 209,819 | 252,121 |
| Provisión para desvalorización de existencias | -15,882 | -13,992 |
| | 193,936 | 238,129 |

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

| | 30/09/04 |
|---|---|
| | (En miles de Soles) |
| Saldo Inicial | 13,992 |
| Adiciones del período | 10,343 |
| Aplicaciones por ventas | -6,233 |
| Otros cambios | -2,220 |
| Saldo Final | 15,882 |

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 189/15

4) **INMUEBLES MAQUINARIA Y EQUIPO**

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

| | Saldos Iniciales | Adiciones al costo y/o aplicadas a resultados | Ventas | Trans. | Saldos Finales |
|---|---|---|---|---|---|
| Costo - | ( expresado en miles de soles ) | | | | |
| Terrenos | 52,214 | 78 | 0 | 0 | 52,292 |
| Edificios y otras construcciones | 95,994 | 485 | 0 | 0 | 96,478 |
| Instalaciones | 18,366 | 1,109 | 0 | 110 | 19,585 |
| Maquinaria y Equipo | 133,460 | 2,973 | -3,640 | 7,271 | 140,065 |
| Maquinaria y Equipo- | | | | | |
| Flota de Alquiler | 108,972 | 8,202 | 0 | -35,928 | 81,246 |
| Unidades de Transporte | 8,731 | 146 | -127 | -193 | 8,557 |
| Unidades de Transporte | | | | | |
| Flota de Alquiler | 8,300 | 143 | 0 | -8,447 | -4 |
| Muebles y Enseres | 30,990 | 2,622 | -30 | -19 | 33,563 |
| Trabajos en Curso | 2,218 | 371 | 0 | -112 | 2,476 |
| | 459,243 | 16,130 | -3,797 | -37,318 | 434,258 |
| Depreciación Acumulada - | | | | | |
| Edificios y otras construcciones | 27,597 | 2,193 | 0 | 0 | 29,790 |
| Instalaciones | 10,609 | 889 | 0 | 0 | 11,497 |
| Maquinaria y Equipo | 83,661 | 11,897 | -2,385 | -2,622 | 90,550 |
| Maquinaria y Equipo- | | | | | |
| Flota de Alquiler | 27,593 | 9,312 | 0 | -16,113 | 20,792 |
| Unidades de Transporte | 7,383 | 463 | -104 | -111 | 7,631 |
| Unidades de Transporte | | | | | |
| Flota de Alquiler | 3,274 | 468 | 0 | -3,744 | -2 |
| Muebles y Enseres | 23,900 | 1,865 | -25 | 0 | 25,740 |
| | 184,016 | 27,087 | -2,514 | -22,590 | 185,998 |
| | 275,226 | | | | 248,260 |

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10815

## 5) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/.17.0 millones.

## 6) PATRIMONIO NETO

### a) Capital

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó aumentar el capital social en S/.10.3 millones mediante la capitalización de ajuste por reexpresión del capital social, reserva legal, excedente de revaluación y resultados acumulados.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 218,000,000 acciones comunes con un valor nominal de S/.1.10 cada una.

### b) Resultados acumulados

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó la distribución de utilidades de libre disposición por S/.9.3 millones como dividendos.

## 7) CONTINGENCIAS Y COMPROMISOS

Al 30 de setiembre del 2004, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.3 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.3.8 millones, incluidos multas e intereses , sobre las cuales la Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c) La Compañía mantiene en proceso de reclamación, juicios por US$1.6 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 30 de setiembre del 2004, la Compañía tiene los siguientes compromisos

a) Avales por US$ 3.4 millones y US$ 3.5 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 2.3 millones, que garantizan transacciones diversas.

## 8) UTILIDAD POR ACCION

La utilidad por acción básica por cada acción común ha sido determinada de la siguiente manera :

| | | Trimestres terminados el : | | Períodos terminados el : | |
|---|---|---|---|---|---|
| | | 30-09-04 | 30-09-03 | 30-09-04 | 30-09-03 |
| | | (En miles de soles) | | | |
| Utilidad neta | S/. | 7,136,000 | 5,329,000 | 23,273,000 | 17,293,000 |
| Promedio ponderado de acciones comunes en circulación | | 218,000,000 | 205,000,000 | 218,000,000 | 205,000,000 |
| Utilidad básica por acción | S/. | 0.033 | 0.026 | 0.107 | 0.084 |

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1891/8

instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

## 9) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados al 30 de setiembre, que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo :

| | 30-09-04 | 30-09-03 |
|---|---|---|
| | (En miles de soles) | |
| Ajustes por registro de: | | |
| Transferencias de existencias a inmuebles, maquinaria y equipo | 29,778 | 43,929 |
| Transferencia de inmuebles, maquinaria y equipo a existencias | 44,504 | 37,923 |

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915